SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: February 20, 2002

ALBERTA ENERGY COMPANY LTD.
(Translation of registrant's name into English)

3900, 421 - 7th Avenue S.W.

Calgary, Alberta, Canada T2P 4K9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ______ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .

Exhibit Index is on page 3 of 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA ENERGY COMPANY LTD.
(Registrant)

By: Linda H. Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date: February 20, 2002

Form 6-K Exhibit Index

Exhibit 1

AEC

ALBERTA ENERGY COMPANY LTD.

3900, 421 - 7th Avenue S.W.
Calgary, Alberta, Canada T2P 4K9
http://www.aec.ca

NEWS RELEASE

AEC's record drilling success boosts conventional reserves by 328 million barrels.

Daily sales up 20 percent to record level in 2001

CALGARY, Alberta (February 20, 2002) – AEC added 328 million barrels of oil equivalent of established conventional reserves in 2001, yielding a 15 percent increase in the Company's total conventional reserves. AEC reported record oil and natural gas sales in 2001 averaging 356,000 barrels of oil equivalent per day, a 20 percent increase over 2000. Cash flow and earnings in 2001 were the second highest in the Company's history.

"We achieved outstanding operational performance and growth through the drill bit in 2001, adding substantial shareholder value by replacing 276 percent of 2001 conventional oil and gas sales. At the same time, sales grew by 20 percent and we generated strong earnings and cash flow despite significantly weaker prices in the second half of the year," said Gwyn Morgan, AEC President and Chief Executive Officer.

Established reserves additions exceed 275 percent of 2001 sales

In 2001, AEC's established conventional reserves rose by 15 percent to nearly 6 trillion cubic feet of gas and more than 600 million barrels of oil and natural gas liquids. The Company added 328 million barrels of oil equivalent of established conventional reserves, 73 percent gas and 27 percent oil. This is equivalent to 276 percent of the Company's 2001 conventional sales. Eighty-nine percent of these reserves were added through the drill bit. The largest reserve additions were in the U.S. Rockies and northeast British Columbia. In Colorado and Wyoming, AEC added 850 billion cubic feet of established gas reserves. These reserves, added through exploration and acquisitions, resulted in a 76 percent increase to 1.8 trillion cubic feet of established gas reserves in the U.S. Rockies. Canadian gas reserve additions were driven primarily by drilling in the Greater Sierra region and the Ladyfern discovery, both in northeast B.C. Overall, AEC drilled a record 1,361 net wells – 1,136 net gas wells and 207 net oil wells – with a 99 percent success rate. Reserve replacement costs, on an established basis, were $8.10 per barrel of oil equivalent, up 18 percent from 2000 due primarily to higher service sector costs and major acquisitions of land in key exploration regions. Record industry drilling activity in 2000 and early 2001 led to dramatic inflationary pressure in the service sector.

Record oil and natural gas sales in 2001

AEC achieved record daily sales averaging 356,000 barrels of oil equivalent, up 20 percent from 2000. Each of the three growth platforms, Canada, the U.S. Rockies and Ecuador, set new records. AEC continued as Canada's largest gas producer, recording daily sales averaging 1,323 million cubic feet, a 24 percent increase over 2000. Due to low prices in recent months, AEC chose to restrain gas sales in the fourth quarter and retained about 23 billion cubic feet of produced gas in storage. Western Canada gas sales averaged 1,106 million cubic feet per day, up 12 percent in 2001. Gas sales in the U.S. Rockies averaged 217 million cubic feet per day, up 55 percent from June 2000, when AEC first acquired U.S. Rockies production. AEC's oil and natural gas liquids sales averaged 135,586 barrels per day, up 15 percent. North American conventional oil and liquids sales averaged 53,000 barrels per day, up 14 percent. Syncrude daily sales averaged 30,687 barrels, a 10 percent increase. Ecuador oil sales averaged 51,862 barrels per day, up 20 percent.

AEC's current daily gas production is on target at approximately 1.5 billion cubic feet. Current oil and liquids production is on target at approximately 140,000 barrels per day.

Sales growth continued through fourth quarter

In the fourth quarter of 2001, total oil and gas sales averaged 376,000 barrels of oil equivalent per day, a 9 percent rise over the same period in 2000. Gas sales averaged 1,432 million cubic feet per day, a 10 percent increase over the fourth quarter of 2000. Total oil and liquids sales averaged 137,125 barrels per day, a 6 percent rise over the prior year period. North American conventional oil and liquids sales averaged 53,723 barrels per day, down 1 percent from the fourth quarter of 2000. Syncrude daily sales increased 20 percent to average 32,347 barrels. Ecuador oil sales rose 7 percent to average 51,055 barrels per day.

Production growth on several fronts

AEC's growth was broadly based with several projects in early stages of production. AEC's Ladyfern gas discovery, the largest find in Western Canada in the past 15 years, averaged production of about 150 million cubic feet per day since June 2001. Gas production from AEC's Greater Sierra region grew by 140 percent to average 106 million cubic feet per day in 2001. Oil production from the Suffield region in southeast Alberta grew by 33 percent to over 23,000 barrels per day. AEC's Foster Creek Thermal Project, the world's first large scale steam-assisted gravity drainage project, was commissioned in late 2001 and is expected to reach daily production levels of 20,000 barrels in the second quarter of 2002. In Ecuador, productive capacity at year-end exceeded 65,000 barrels per day as new facilities were constructed and wells were drilled in preparation for the completion of the OCP Pipeline in mid 2003, when AEC anticipates doubling its production to more than 100,000 barrels per day.

Oil and gas prices soften throughout 2001

North American natural gas prices eroded throughout 2001 averaging $5.29 per thousand cubic feet, down 3 percent from 2000.

"The past two years were mirror opposites, with prices rising steadily throughout 2000 and falling throughout 2001. In 2000, we were able to capitalize on higher prices at the end of the year, boosting daily gas sales from our storage," Morgan said. "However, as prices continued to deteriorate in late 2001, we chose to temper sales volumes and retain gas in storage in anticipation of improving gas prices in the second half of 2002."

North American conventional oil prices averaged $22.23 per barrel in 2001, down 28 percent from $30.79 in 2000. Syncrude prices averaged $42.02 per barrel, down 6 percent from $44.47 in 2000. Ecuador oil prices averaged $26.24 per barrel, down 21 percent from $33.17 in 2000.

In the fourth quarter of 2001, North American natural gas prices dropped dramatically compared to a year earlier. AEC's Canadian gas price averaged $2.98 per thousand cubic feet, down 64 percent from the fourth quarter of 2000. In the U.S., gas prices averaged $3.48 per thousand cubic feet, 55 percent lower than the fourth quarter of 2000. North American conventional oil prices averaged $23.60 per barrel, essentially unchanged from the same 2000 period. Syncrude prices averaged $41.83 per barrel, down 14 percent from $48.65 in the fourth quarter of 2000. Ecuador oil prices averaged $23.62 per barrel, down 28 percent from $32.90 a year earlier.

Price hedging generates gain

While the last half of 2001 saw a dramatic slump in commodity prices, AEC was able to mitigate a portion of the impact by hedging oil sales of 100,000 barrels per day at a price of US$26.71 per barrel during the last four months of the year. This achieved a $93 million pre-tax gain.

For 2002, AEC entered into oil hedging arrangements on 85,000 barrels per day, more than half of 2002 forecast oil production. The hedges are comprised of costless collars, with a floor price of US$22 per barrel and a ceiling price of US$27.72 per barrel, on 50,000 barrels per day, and options to sell 35,000 barrels per day at US$20 per barrel. The Company recently added 133 million cubic feet per day of sales to its hedge program, taking its current gas price hedges to 733 million cubic feet of gas sales in Canada and the U.S. for the first nine months of 2002. These sales were contracted when the NYMEX nine-month strip price averaged about US$2.75 per million British thermal units.

Midstream cash flow up 40 percent

Operating cash flow in AEC's Midstream division rose 40 percent to $330 million in 2001. The largest portion of this increase was generated by stronger performance from AEC pipelines, backed by continued strong gas trading margins earned through the optimization of the Company's network of gas storage facilities.

The Express Pipeline achieved average daily throughput of 157,400 barrels, up 13 percent over 2000. Daily volumes on the Platte Pipeline to Midwestern U.S. markets rose 7 percent to average 102,200 barrels. The Company also completed construction of the 200,000-barrel-per-day Cold Lake Pipeline expansion from northeast Alberta to Hardisty, Alberta – Western Canada's oil pipeline hub. In Ecuador, the 450,000-barrel-per-day OCP Pipeline is about 25 percent complete and on schedule for startup in the second quarter of 2003.

AEC increased its continental gas storage network capacity to 133 billion cubic feet by acquiring Salt Plains Storage in Oklahoma and increasing leased storage capacity. The Company now controls storage at six sites in North America. In California, an AEC subsidiary has filed regulatory applications for a major expansion of the Wild Goose gas storage facility, which is expected to more than double working gas capacity and more than triple withdrawal capability by 2004.

During 2001, AEC sold non-core pipeline assets in Wyoming and Alberta, generating sales proceeds of $786 million.

2001 financial results second best in AEC history

In 2001, AEC's cash flow from operations was down 10 percent from 2000 to $2.02 billion, or $12.57 per share diluted. AEC's net income was down 11 percent to $824 million, or $4.98 per share diluted. Net revenues in 2001 were $6.3 billion, up 14 percent from 2000. AEC achieved a return on common equity of 16.5 percent and a return on capital employed of 11.2 percent.

In the fourth quarter of 2001, AEC's cash flow from operations was down 76 percent from the same period in 2000 to $219 million, or $1.38 per share diluted. AEC's earnings were down 83 percent from the fourth quarter of 2000 to $80 million, or $0.46 per share diluted. Quarterly net revenues were $1.2 billion.

Several non-recurring events impacted fourth quarter net earnings. The Company recorded a $50 million after tax fourth quarter gain on the sale of its subsidiary's interest in Alberta Oil Sands Pipeline Ltd. Changes in Canadian accounting standards on foreign currency translation resulted in a $42 million after tax decrease in net earnings. Exploration expenses in West Africa of $40 million, after tax, were charged against net income. AEC recorded a $20 million after tax provision for doubtful accounts receivable from Enron Corp. and its subsidiaries. The combined impact of these non-recurring events was to reduce fourth quarter net earnings by $52 million.

Financial strength

AEC maintained its strong financial position, with an Upstream debt-to-cash flow ratio at the end of 2001 of 1.7 times. The Company's Upstream debt-to-capitalization ratio was 37:63. AEC's Midstream debt-to-capitalization ratio was 60:40. Total 2001 capital investment, including corporate acquisitions of $427 million, was $3,678 million. Upstream and Midstream dispositions were $1,104 million, bringing net capital investment to $2,574 million.

AEC has purchased approximately four million of its common shares to date, for approximately $235 million, at an average price of $59.16. This represents nearly three percent of AEC's outstanding shares at the time the Company's Normal Course Issuer Bid commenced on March 1, 2001.

FINANCIAL HIGHLIGHTS	2001	2000	1999
Revenues, net of royalties and production taxes ($ million)	**6,272.3**	5,523.7	2,935.8
Cash Flow from operations ($ million)	**2,022.6**	2,235.4	946.9
Per share ($) – basic	**13.55**	15.53	7.02
Per share ($) – diluted	**12.57**	14.89	6.86
Net earnings ($million)	**823.8**	*922.0	*198.5
Per share ($) – basic	**5.24**	*6.19	*1.42
Per share ($) – diluted	**4.98**	*5.97	*1.39
Capital investment, net of dispositions ($ million)	**2,573.5**	3,920.7	2,042.8
Year-end, long-term debt ($ million)	**3,658.0**	2,853.9	2,032.5
Upstream	**3,073.1**	2,050.8	1,627.7
Midstream direct	**584.9**	803.1	404.8
Midstream project financing debt ($ million)	**584.1**	573.1	283.6
Debt-to-capitalization ratio			
Upstream	**37:63**	30:70	29:71
Midstream	**60:40**	60:40	60:40
Consolidated	**41:59**	37:63	34:66
Debt-to-cash flow ratio – Upstream (times)	**1.7**	0.9	1.7
*Restated to reflect new Canadian accounting standards on foreign currency translation.			

OPERATING HIGHLIGHTS	2001	2000	1999
Produced natural gas sales (million cubic feet per day)	**1,323**	1,071	904
Total liquids sales (barrels per day)	**135,586**	118,244	95,838
North America			
Conventional oil and NGLs sales	**53,000**	46,464	37,842
Syncrude sales	**30,687**	27,897	30,649
International	**51,899**	43,883	27,347
North American gas price ($ per thousand cubic feet)	**5.29**	5.44	2.48
North American conventional oil price ($ per barrel)	**22.23**	30.79	21.64
Ecuador oil price ($ per barrel)	**26.24**	33.17	20.79
Natural gas liquids price ($ per barrel)	**34.92**	39.03	20.47
Syncrude price ($ per barrel)	**42.02**	44.47	27.96
Total established conventional reserve additions (million barrels of oil equivalent, 6:1)	**328**	402	336

Reserve replacement cost (Producing platforms – Canada, USA, Ecuador, $/BOE, 6:1)

C$ (before royalties)	**Proved**	**Proved + Probable**	**Established**
2001	$9.75	$6.93	$8.10
3-year Average	$7.91	$5.97	$6.80
Recycle ratio (year 2001)	1.9	2.7	2.3
US$ (after royalties)			
2001	$7.71	$5.36	$6.32
3-year Average	$6.63	$5.23	$5.84

Reserves at year-end 2001 (Before royalties, 6:1)

	2001			**2000**
	Proved	**Proved + Probable**	**Established**	**Established**
Natural Gas (trillion cubic feet)	4.7	7.0	5.9	4.9
Conventional Oil & NGLs (million barrels)	494	733	614	563
Syncrude (million barrels)	432	710	571	589
Total (million barrels of oil equivalent)	**1,705**	**2,618**	**2,162**	**1,971**

Independent reserves verification

AEC contracts four independent external oil and gas engineering firms to review 100 percent of the Company's reserve estimates each year. The firms of McDaniel & Associates Consultants Ltd. and Gilbert Laustsen Jung Associates Ltd. evaluate AEC's Western Canada reserves and Netherland, Sewell & Associates, Inc. evaluates AEC's U.S. Rockies reserves. Internationally, Ryder Scott Company conducts independent reserve evaluations. In addition, AEC has a committee of independent board directors who review the Company's publicly disclosed reserve estimates and the qualifications and procedures of the Company's independent engineering firms.

AEC – PanCanadian proposed merger creating world's largest independent – EnCana

On January 27, 2002, AEC and PanCanadian Energy Corporation announced plans to merge creating EnCana Corporation, a flagship Canadian-headquartered, world-class independent oil and gas company. EnCana is expected to be the largest independent oil and gas company in North America. With a pro forma enterprise value exceeding $27 billion (calculated as of January 27, 2002), EnCana is expected to be Canada's third largest industrial firm and rank among Canada's 10 largest companies. EnCana is expected to be North America's largest independent natural gas producer and gas storage operator. EnCana is anticipated to be a major developer of conventional oil and oil sands production in Canada and the largest private sector oil producer in Ecuador. It will also appraise and develop a major oil discovery in the North Sea.

Anticipated to be one of the most active explorers in North America, EnCana's exploration land base is expected to exceed 23 million acres. EnCana is expected to be the largest landholder in the Western Canada Sedimentary Basin, the second largest on the Scotian Shelf off Canada's East Coast and hold strong land positions in the U.S. Rockies and the Gulf of Mexico. It plans to drill more than 2,800 exploration and development wells in 2002. Midstream and marketing assets in energy services, gas storage, natural gas liquids extraction, pipelines and power generation are expected to comprise over $2 billion of EnCana's capital asset base, providing a growing source of cash flow and enhanced value for EnCana's upstream business. On completion of the merger, EnCana's shares will trade on both the Toronto and New York stock exchanges under the symbol ECA.

Merger integration on track

AEC and PanCanadian recently named senior executives from each company to head up EnCana transition teams. EnCana will be comprised of four key operating divisions: Onshore North America Upstream; Offshore, International and New Ventures Exploration; Offshore and International Development and Production; Midstream and Marketing. Corporate functions will be conducted by four groups: Corporate Finance, Corporate Services, Corporate Relations and Corporate Development.

The proposed merger is subject to approvals by the shareholders of both companies, optionholders of AEC, the Court of Queen's Bench of Alberta and appropriate regulatory and other authorities. Shareholder meetings of AEC and PanCanadian are scheduled for 9:30 a.m. and 12:30 p.m. respectively on Thursday, April 4, 2002 at the TELUS Convention Centre in Calgary. A joint information circular will be sent to shareholders of each company on or about March 1, 2002 to security holders of record on February 27, 2002.

AEC (Alberta Energy Company Ltd.) is focused on Growth, Value and Performance as it builds a *Super-Independent* oil and gas company. This strategy capitalizes on the world-class assets and high-quality, long-life reserves that AEC has established in its three strong growth platforms – Western Canada, the U.S. Rockies and Ecuador. The Company is also looking to establish additional growth platforms through new ventures exploration in Alaska, the Mackenzie Delta, the Gulf of Mexico, Australia and Azerbaijan. Midstream natural gas storage and oil pipeline assets comprise approximately 20 percent of the Company's asset base and provide a stable source of cash flow. Currently, AEC's enterprise value is $15 billion. AEC's Common Shares trade on The Toronto Stock Exchange (AEC) and on the New York Stock Exchange (AOG). AEC web site: www.aec.ca.

FOR FURTHER INFORMATION:

Investor contact:
Brian Ferguson
Vice-President, Corporate Communications and Corporate Secretary
(403) 266-8113, or
Greg Kist
Manager, Corporate Relations
(403) 266-8495
gregkist@aec.ca

Media contact:
Alan Boras
Manager, Media Relations
(403) 266-8300
alanboras@aec.ca

-more-

CONFERENCE CALLS TODAY

PanCanadian and AEC will be hosting conference calls today, Wednesday, February 20, 2002, starting at 2 p.m., Mountain Time (4 p.m. Eastern Time) to discuss PanCanadian's and AEC's respective 2001 financial and operating results. A discussion of the proposed merger creating EnCana is also scheduled immediately following AEC's call.

Please note that this is one conference call with three components:
1) 2 p.m. PanCanadian 2001 results
2) 2:30 p.m. AEC 2001 results
3) EnCana merger update – immediately following AEC's call.

To participate, please dial **1-800-387-6216** approximately 10 minutes before the start. An archived recording of the call will be available approximately one hour after completion of the call until February 27, 2002, by dialing 1-800-408-3053 and entering pass code 1043902. Callers will be able to join or disconnect from the call at any time.

A live audio Web cast of the conference call also will be available at PanCanadian's Web site, www.pancanadianenergy.com, under Investor Hub, and at AEC's Web site, www.aec.ca, on the Investor Relations page.

Advisory

In the interest of providing Alberta Energy Company Ltd. (AEC) shareholders and potential investors with information regarding the Company, including management's assessment of the Company's future plans and operations, certain statements contained in this document are 'forward-looking statements', within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, and represent the Company's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the Company's future economic performance.

The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company's marketing operations; imprecision of reserves estimates; the Company's ability to replace and expand oil and gas reserves; the Company's ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company's ability to access external sources of debt and equity capital; the risk that the Company's businesses will not be integrated successfully in EnCana Corporation and that the anticipated synergies will not be realized; costs related to the proposed merger; failure of the AEC or PanCanadian Energy Corporation shareholders or the court to approve the proposed merger; failure to obtain any required regulatory approvals for the proposed merger; and such other risks or uncertainties described from time to time in the Company's reports and filings with the Canadian securities authorities and the U.S. Securities and Exchange Commission. Accordingly, shareholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

Consolidated Statement of Cash Flows *(unaudited)*

Year Ended December 31, *(Canadian $ million, except per share amounts)*	2001	2000	1999
Operating Activities			
Net earnings	$ 823.8	$ 922.0	$ 198.5
Depreciation, depletion and amortization	1,251.6	847.2	596.6
Future income taxes	29.2	476.4	182.2
Minority interest, AEC Pipelines, L.P.	-	12.7	18.4
Gain on sale of assets	(238.1)	-	(34.6)
Cash tax on the sale of assets	56.5	-	-
Other	99.6	(22.9)	(14.2)
Cash Flow from Operations	2,022.6	2,235.4	946.9
Net change in non-cash working capital	477.3	(333.4)	(258.6)
	2,499.9	1,902.0	688.3
Investing Activities			
Corporate acquisitions	(426.9)	(1,099.1)	(31.3)
Capital investment	(3,182.5)	(2,174.2)	(1,145.0)
Equity investments	(26.5)	-	-
Proceeds on disposal of assets	951.6	91.8	123.7
Investments and other	(85.1)	(79.8)	1.6
Cash tax on the sale of assets	(56.5)	-	-
Net change in non-cash working capital	(37.9)	134.9	26.8
	(2,863.8)	(3,126.4)	(1,024.2)
Decrease in Cash and Cash Equivalents Before Financing Activities	(363.9)	(1,224.4)	(335.9)
Financing Activities			
Issue of long-term debt	1,264.8	998.5	452.5
Repayment of long-term debt	(553.7)	(148.0)	(416.0)
Issue of preferred securities	-	423.3	413.5
Issue of common shares	48.1	71.1	44.1
Purchase of common shares	(211.7)	(11.2)	-
Common share dividends	(90.4)	(56.8)	(55.9)
Payments to preferred securities holders	(42.1)	(26.9)	(6.7)
AEC Pipelines, L.P. distributions	-	(18.3)	(24.3)
Net change in non-cash working capital	(32.2)	(15.6)	(5.4)
Other	40.9	(15.7)	(27.0)
	423.7	1,200.4	374.8
Increase (Decrease) in Cash and Cash Equivalents	59.8	(24.0)	38.9
Cash and Cash Equivalents, Beginning of Year	44.6	68.6	29.7
Cash and Cash Equivalents, End of Year	$ 104.4	$ 44.6	$ 68.6
Supplemental Disclosure of Cash Flow Information			
Interest paid	$ 250.6	$ 208.6	$ 148.4
Income taxes paid	$ 103.8	$ 26.5	$ 11.8
Cash Flow from Operations per Common Share			
Basic	$ 13.55	$ 15.53	$ 7.02
Diluted	$ 12.57	$ 14.89	$ 6.86
Cash Flow from Operations per Common Share After Preferred Securities Charges			
Basic	$ 13.27	$ 15.34	$ 6.97
Diluted	$ 12.31	$ 14.70	$ 6.82

Consolidated Balance Sheet *(unaudited)*

As at December 31,

(Canadian $ million)		2001		2000
Assets				
Current Assets				
Cash and cash equivalents	$	**104.4**	$	44.6
Accounts receivable and accrued revenue, net		**983.5**		1,248.4
Inventories		**320.8**		328.5
		1,408.7		1,621.5
Capital Assets		**11,866.8**		10,643.4
Investments and Other Assets		**822.0**		116.7
	$	**14,097.5**	$	12,381.6
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable and accrued liabilities	$	**1,042.8**	$	1,172.2
Income taxes payable		**241.6**		(15.9)
Current portion of long-term debt		**49.4**		111.5
		1,333.8		1,267.8
Long-Term Debt		**3,658.0**		2,853.9
Project Financing Debt		**584.1**		573.1
Other Liabilities		**204.5**		172.9
Future Income Taxes		**2,360.5**		2,292.8
		8,140.9		7,160.5
Shareholders' Equity				
Preferred securities		**858.8**		845.2
Share capital		**3,052.3**		3,077.4
Retained earnings		**1,788.1**		1,235.3
Foreign currency translation adjustment		**257.4**		63.2
		5,956.6		5,221.1
	$	**14,097.5**	$	12,381.6

Consolidated Statement of Earnings *(unaudited)*

Year ended December 31, *(Canadian $ million, except per share amounts)*	**2001**	2000	1999
Revenues, net of royalties and production taxes	$ **6,272.3**	$ 5,523.7	$ 2,935.8
Expenses			
Transportation and selling	**300.8**	224.0	141.3
Operating costs	**917.5**	702.0	533.9
Cost of product purchased	**2,289.2**	1,995.4	1,160.8
General and administrative	**80.3**	52.4	37.7
Interest, net	**256.3**	211.0	150.4
Foreign exchange	**112.3**	24.8	(19.9)
Provision for doubtful accounts	**36.0**	-	-
Depreciation, depletion and amortization	**1,251.6**	847.2	596.6
Earnings Before the Undernoted	**1,028.3**	1,466.9	335.0
Gain on sale of assets	**238.1**	-	34.6
Minority interest, AEC Pipelines, L.P.	**-**	12.7	18.4
Income taxes	**442.6**	532.2	152.7
Net Earnings	**823.8**	922.0	198.5
Preferred securities charges, net of tax	**42.1**	31.6	6.7
Net Earnings Attributable to Common Shareholders	$ **781.7**	$ 890.4	$ 191.8
Earnings per Common Share			
Basic	$ **5.24**	$ 6.19	$ 1.42
Diluted	$ **4.98**	$ 5.97	$ 1.39

Consolidated Statement of Retained Earnings *(unaudited)*

Year ended December 31, *(Canadian $ million)*	**2001**	2000	1999
Balance, Beginning of Year, as previously reported	$ **1,264.3**	$ 744.7	$ 627.6
Retroactive Adjustment for Change in Accounting Policy	**(29.0)**	4.3	(14.5)
Balance, Beginning of Year, as restated	**1,235.3**	749.0	613.1
Adjustment for Change in Accounting Policy	**-**	(341.3)	-
Charges for Normal Course Issuer Bid	**(138.5)**	(6.0)	-
Net Earnings	**823.8**	922.0	198.5
	1,920.6	1,323.7	811.6
Common Share Dividends	**(90.4)**	(56.8)	(55.9)
Preferred Securities Charges, Net of Tax	**(42.1)**	(31.6)	(6.7)
Balance, End of Year	$ **1,788.1**	$ 1,235.3	$ 749.0